EXHIBIT 99.1

News Release dated June 23, 2016, Suncor Energy closes purchase of additional interest in Syncrude

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy closes purchase of additional interest in Syncrude

Calgary, Alberta (June 23, 2016) – Suncor today announced that it has closed the previously announced purchase of a five per cent interest in Syncrude from Murphy Oil Corporation’s Canadian subsidiary.

“The closing of this transaction further reinforces Suncor’s commitment to profitable growth and creating value for shareholders through strategic acquisitions,” said Steve Williams president and chief executive officer. “Despite speculative reports, there has been no change to Suncor’s strategy. We continue to focus on capital discipline as we evaluate value-added opportunities that are a good fit with our existing core business.”

The $937 million sale price is subject to closing adjustments typical of transactions of this nature and is based on an effective date of April 1, 2016. All necessary regulatory approvals were received. The acquisition will be funded from the proceeds of the previously announced $2.9 billion common share financing which closed on June 22, 2016.

Through this transaction Suncor’s share in the Syncrude joint venture has increased from 48.74 per cent to 53.74 per cent.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com